UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71337 / January 17, 2014

Admin. Proc. File No. 3-15341

In the Matter of

LANBO FINANCIAL GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Lanbo Financial Group, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Lanbo Financial Group, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Lanbo Financial Group, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Lanbo Fin. Group, Inc.,* Initial Decision Rel. No. 523 (Nov. 14, 2013), 107 SEC Docket 12, 2013 WL 6021687. The stock symbol and Central Key Index number are LNBO and 1061819 for Lanbo Financial Group, Inc.

INITIAL DECISION RELEASE NO. 523
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15341

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION ON DEFAULT
LANBO FINANCIAL GROUP, INC.	:	November 14, 2013
	:	

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

No appearances were made by, or on behalf of, Lanbo Financial Group, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 30, 2013, alleging that Lanbo Financial Group, Inc. (Lanbo Financial), has securities registered with the Commission and since 2005 has not filed periodic reports required by Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13.

On October 7, 2013, the Division of Enforcement (Division) filed a Declaration of David S. Frye to Assist Secretary with Record of Service (Declaration). The Declaration shows that on August 7, 2013, the Chinese Central Authority attempted service of the OIP on Lanbo Financial at 6 Youyi Dong Road, Hanyuan, 4th Floor, Xi'An, 710054 People's Republic of China (China), the address on Lanbo Financial's most recent filing with the Commission. 17 C.F.R. § 201.141(a)(2)(ii), (iv). The Division took this action because it determined that there was no way to serve Lanbo Financial in the United States and, while China is a signatory to the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, 20 U.S.T. 361; T.I.A.S. No. 6638; 658 U.N.T.S. 163 (1964), China does not permit service by mail.[1]

[1] United States Treaties and Other International Agreements (U.S.T.), Treaties and Other International Acts Series (T.I.A.S.), and United Nations Treaty Series (U.N.T.S.).

I rule that Lanbo Financial was served with the OIP on August 7, 2013. Commission Rule of Practice 141(a)(2)(ii) allows service on corporations by sending the OIP to the address shown on the entities most recent filing with the Commission by U.S. Postal Service (USPS) certified, registered, or Express Mail and obtaining a confirmation of attempted delivery. USPS does not operate in China. However, the Commission sent the OIP to Lanbo Financial's address on its last filing with the Commission and has shown evidence of attempted delivery. According to an affidavit attached to the Declaration and translated from Chinese, "the court officers attempted service according to the address on the request, but found no such company. Then the officers contacted with the property department of the plaza. It was told that no such company called "Lanbo Financial Group, Inc." in this plaza. Declaration, Exhibit 4. In addition, Commission Rule of practice 141(a)(2)(iv), allows service upon persons in a foreign country by a means reasonably calculated to give notice. Sending court officers out to an alleged location and making inquiries of real estate people are measures reasonably calculated to give notice. As noted in the OIP, the Division of Corporation Finance sent out a delinquency letter and Lanbo Financial either did not respond to the letter or did not receive it because Lanbo Financial failed to keep a valid address on file with the Commission. OIP at 2.

Lanbo Financial is in default because it did not file an Answer to the OIP, did not participate in a prehearing conference on October 30, 2013, and did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Lanbo Financial, Central Index Key No. 1061819, is a revoked Nevada corporation located in Xi'An, People's Republic of China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lanbo Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005. As of May 24, 2013, the common stock of Lanbo Financial was quoted on OTC Link operated by OTC Markets Group Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Lanbo Financial has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 because it failed to make periodic filings, and through its failure to maintain a valid address on file with the Commission, failed to receive the delinquency letter sent to it by the Division of Corporation Finance.

The Commission has recently directed "that [administrative] law judges issue initial decisions as to respondents who are also in default." Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013). The Commission's Rules of Practice provide that an initial decision

> shall include: findings and conclusions, and the reasons or basis therefor, as to all material issues of fact, law or discretion presented on the record and the appropriate order, sanction, relief, or denial thereof. The initial decision shall also state the time period, not to exceed 21 days after service of the decision, except for good cause shown, within which a petition for review of the initial decision may be filed.

17 C.F.R. § 201.360(b).

The Commission stated in Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439, the first litigated appeal on appropriate sanctions for violations of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, that the following considerations were appropriate: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations; (3) degree of culpability involved; (4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of the issuer's efforts, if any, against further violations.[2] Lanbo Financial's violations are serious because Exchange Act Section 13(a)'s reporting requirements are the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). Lanbo Financial's conduct was recurrent because the consecutive violations occurred over seven years. The level of culpability is high because public companies are required to know the regulations that apply to them as a result of the registration of their securities and cannot plead ignorance to evade liability. See 17 C.F.R. § 249.310 (Commission Form 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009) 95 SEC Docket 13488, 13496-97.

Finally, Lanbo Financial has ignored the proceeding. Accordingly, it has made no attempt to show any efforts to remedy past violations, ensure future compliance, or credible efforts against further violations. I conclude on these facts that it is both necessary and appropriate for the protection of investors to revoke the registration of its registered securities.

Order

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[2] These factors are almost identical to the factors used to assess the public interest in administrative proceedings brought pursuant to Exchange Act Section 15(b). See Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981).

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Lanbo Financial Group, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray,
Chief Administrative Law Judge